Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

October 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2022
File No. 000-19034

Dear Ms. Ravitz:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the “Company,” “we,” “us,” and “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter dated September 21, 2022, with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed on April 21, 2022 (the “Proxy Statement”).

Set forth below in bold are the headings and text of the Staff’s comments followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed April 21, 2022

General

1.	Please discuss the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders. In addition, please discuss how the experience of your Presiding Director is brought to bear in connection with your board’s role in risk oversight.

Response:

As a preliminary matter, it is our belief that the Company’s disclosures in the Proxy Statement comply with all applicable rules and regulations, including Item 407(h) of Regulation S-K. In particular, we note the requirement in Item 407(h) of Regulation S-K is to “[b]riefly describe” the leadership structure of the registrant’s board. In this regard, the Proxy Statement includes a comprehensive discussion of the leadership structure of our Board of Directors (the “Board”). As discussed in the Proxy Statement, the Board has determined that the roles of Chair and CEO should be held by separate individuals to realize the benefit of the business and industry experience of the Chair and to enhance the Board’s oversight of management. Additionally, as also disclosed in the Proxy Statement, the Board has a Presiding Director, who is an independent director under the listing standards of the Nasdaq Stock Market LLC and chairs all executive sessions of independent directors (which generally follow each regularly scheduled Board meeting); and the Board believes that this governance arrangement bolsters the Board’s leadership structure and independent oversight of management. Pursuant to the Company’s Corporate Governance Guidelines (which are posted on the Company’s website and are available to investors), the Board periodically evaluates and determines an appropriate leadership structure for the Board so as to provide effective oversight of management.

Accordingly, the Company believes its current Proxy Statement disclosure is appropriate and complete under the relevant disclosure requirement. In light of the Staff’s comment, we will continue to evaluate, and consider whether to expand, our disclosure pursuant to Item 407(h) in future proxy statements (including, if applicable, in light of any material developments to the Company’s risk oversight structure).

2.	Please expand upon the role that your Presiding Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Presiding Director may:
•	represent the board in communications with shareholders and other stakeholders;
•	require board consideration of, and/or override your CEO on, any risk matters; or
•	provide input on design of the board itself.

Response:

As described in the response to comment 1 above, the Company believes its disclosures in the Proxy Statement comply with all applicable rules and regulations. Notably, the Proxy Statement currently includes a section titled “Board Leadership Structure–Separate Chair and CEO with Presiding Director” that describes the role of our Presiding Director. Additionally, the Proxy Statement, in the section titled “Shareholder Engagement Philosophy and Board Responsiveness,” provides that the Company encourages director participation in its shareholder engagement program and that the Presiding Director (who is also the Chair of the Corporate Governance and Compliance Committee of the Board) has led many shareholder discussions. We believe the disclosure in these sections (along with the other applicable disclosures made in the Proxy Statement) satisfies the required disclosure under Item 407(h).

We seek to comply with the requirement of Item 407(h) to provide a brief description of our leadership structure while balancing our desire to provide information that investors will find useful. While the Company believes its current Proxy Statement disclosure is fully compliant with the applicable disclosure requirements, we will consider carefully the Staff’s comments as we evaluate our disclosures about the role of our Presiding Director in future proxy statements.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:
•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•	how the board interacts with management to address existing risks and identify significant emerging risks;
•	whether you have a Chief Compliance Officer and to whom this position reports; and
•	how your risk oversight process aligns with your disclosure controls and procedures.

Response:

As described in the responses to comments 1 and 2 above, the Company believes its disclosures in the Proxy Statement comply with all applicable rules and regulations. Specifically, Item 407(h) requires disclosure of “the extent of the board’s role in the risk oversight of the registrant, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure.” The Proxy Statement currently includes a section titled “Board Oversight of Risk and Key Pricing Decisions,” which provides a detailed description of the Board’s role in our risk oversight, how the Board and its committees administer risk oversight, and the relationship between the Board and management in risk oversight. In particular, the Proxy Statement highlights the oversight role of the Audit Committee of the Board with respect to the Company’s risk management program and the fact that the Company’s Chief Audit Executive reports independently to the Audit Committee and facilitates the risk management program. The Proxy Statement further describes the duties of the Compensation, Corporate Governance and Compliance, and Technology Committees, which are primarily responsible for oversight of the Company’s risk framework relating to their respective focus areas. The Proxy Statement provides additional information on how the Board administers its risk oversight function, as follows:

The Board is kept abreast of its committees’ risk oversight and other activities via reports of the committee chairs to the full Board at regular Board meetings…. In addition, the Board receives detailed regular reports from members of our senior management that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the Board is routinely informed by the appropriate members of senior management of developments internal and external to the Company that could affect our risk profile.

(Capitalization conformed to the convention used in this letter.)

The Company has established the role of Chief Compliance Officer, which is currently filled and reports to the Company’s General Counsel. The Chief Compliance Officer provides regular updates to the Corporate Governance and Compliance Committee of the Board, and relevant information is shared with the full Board as part of the Committee’s report to the Board.

We believe our disclosure about the Company’s risk oversight process is both comprehensive and informative. While the Company believes its current Proxy Statement disclosure is fully compliant, we will consider carefully the Staff’s comments as we evaluate our required disclosures pursuant to Item 407(h) in future proxy statements (including, if applicable, in light of any material developments to the Company’s risk oversight structure).

*         *        *

If you have any questions regarding the foregoing, please contact Richard Gluckselig, Vice President, Associate General Counsel and Assistant Secretary, at 914-847-5290 or via email at richard.gluckselig@regeneron.com. If you would like to speak with me directly, I can be reached at 914-847-7498 or via email at joseph.larosa@regeneron.com.

Very truly yours,

REGENERON PHARMACEUTICALS, INC.

/s/ Joseph J. LaRosa

Joseph J. LaRosa
Executive Vice President, General Counsel and Secretary

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